------------------------------------------------------------------------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING


                                             Commission File Number: 001-13999


       (Check One)
       [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-QSB [ ]Form N-SAR

                 For Period Ended:  December 31, 1998
                                   -------------------------------
                 [ ]     Transition Report on Form 10-KSB
                 [ ]     Transition Report on Form 20-F
                 [ ]     Transition Report on Form 11-K
                 [ ]     Transition Report on Form 10-Q
                 [ ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

- ------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Hitcom Corporation
- ------------------------------------------------------------------------------
Full Name of Registrant

- ------------------------------------------------------------------------------
Former Name if Applicable

700 North Second Street, Third Floor
- ------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

St. Louis, Missouri, 63102-2519
- ------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company is not able to file the annual report on Form 10-KSB for the year ended December 31, 1998 within the time period prescribed for such report, as BDO Seidman LLP, the Company's independent accountant, advised the Company that they could not complete the audit and furnish their opinion by the prescribed time without unreasonable effort or expense on their part.

Please see attached exhibit for a signed statement by BDO Seidman LLP.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         John S. Nashmi                  416                 441-6720 ext104
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


- ------------------------------------------------------------------------------

                          Hitcom Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 1999               By    /s/ John S. Nashmi
    -----------------------------      ----------------------------------------
                                        Chief Financial Officer and Corporate
                                        Secretary

March 31, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent  auditors of HitCom Corporation (the "Registrant").
The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its Annual Report on Form 10-KSB for the year ended December 31, 1998 because our Firm has not yet completed our audit of the financial statements of the Registrant for the year ended December 31, 1998 and is therefore unable to furnish the required opinion on such financial statements.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein. We are unable to complete our audit of the Registrant's financial statements and furnish the required opinion for a timely filing because we are currently waiting for informational verifications from third parties which are essential for us to complete our audit and, as a result, have not had the ability to complete the auditing procedures which we consider necessary in the circumstances.

                                              Very truly yours,


                                               /s/ BDO Seidman LLP

------------------------------------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

  ------------------------------------------------------------------------